(Exhibit 4-3_Original)

## 取締役の担当業務/部

| 取締役 | 担当業務/部 |
|---|---|
| 髙 木 祥 吉<br>代表取締役社長 | 全般事項 |
| 松 村 省 三<br>常務取締役 | 格付・評価<br>社長の特に指示する事項 |
| 飯 沼 春 樹<br>取締役 | 社外取締役 |
| 杉 山 秀 二<br>取締役 | 社外取締役 |
| 増 井 喜一郎<br>取締役 | 社外取締役 |

## 執行役員の担当業務／部

| 執行役員 | 担当業務/部 |
|---|---|
| 秦 野 和 広<br>常務執行役員 | 総合営業部（部長）、<br>サステナブル・ファイナンス評価営業推進部、<br>国際営業推進部、<br>社長の特に指示する事項 |
| 涛 岡 由 典<br>常務執行役員 | ストラクチャード・ファイナンス第一部（部長）、<br>ストラクチャード・ファイナンス第二部（部長）、<br>ストラクチャード・ファイナンス第三部（部長）、<br>研究開発部（部長）、<br>社長の特に指示する事項 |
| 梶 原 敦 子<br>常務執行役員 | サステナブル・ファイナンス評価本部（本部長）、<br>サステナブル・ファイナンス評価本部 評価部（部長）、<br>社長の特に指示する事項 |
| 窪 田 幹 也<br>常務執行役員 | 事業格付第一部、<br>事業格付第二部、<br>パブリックセクター格付部、<br>社長の特に指示する事項 |
| 杉 浦 輝 一<br>常務執行役員 | ハイブリッド商品部（部長）、<br>国際格付部（部長）、<br>社長の特に指示する事項 |
| 塩 野 治 彦<br>執行役員 | 国際営業推進部（部長）、<br>社長の特に指示する事項 |
| 宮 尾 知 浩<br>執行役員 | 金融格付部（部長）、<br>社長の特に指示する事項 |